Company contact:	Investor Relations contact:
George Volanakis, CEO	Adam Friedman, Adam Friedman Assoc.
Cell: 843-290-6044	Tel: 212-981-2529 ext.18
GVolanakis@corgi-usa.com	adam@adam-friedman.com

CORGI INTERNATIONAL LIMITED SECURES COMMITMENT
FOR $17.6 MILLION IN ADDITIONAL FUNDING
Company also announces execution of binding agreements to acquire Cards Inc. Limited and to sell Zindart Manufacturing division

HONG KONG, N.T. - November 16, 2006 - Corgi International Limited (NasdaqGM: CRGI) today announced that it has entered into a binding agreement for the private placement of 16.0 million Corgi American Depositary Shares and warrants to purchase an additional 4.8 million Corgi American Depositary Shares, with expected gross proceeds to Corgi of $17.6 million, to a small number of institutional and individual accredited investors. The warrants will bear an exercise price of $1.30 per American Depositary Share. Corgi will be obligated to register the American Depositary Shares issuable in the financing, including upon exercise of the warrants, for resale with the Securities and Exchange Commission within 240 days following completion of the financing. Completion of the financing is subject to Corgi shareholder approval and other closing conditions. The proceeds of the financing will be used for the repayment of indebtedness and general corporate purposes.

The company also announced that it has entered into a binding agreement to acquire all the outstanding shares of Cards Inc. Limited in exchange for approximately 7.2 million Corgi American Depositary Shares. The issuance of the American Depositary Shares is expected to be exempt from Securities and Exchange Commission registration under Regulation S. Completion of the Cards acquisition is subject to Corgi shareholder approval and other closing conditions.

The company also announced that it has entered into a binding agreement for the sale of its Zindart Manufacturing division to a new company founded by Christopher Franklin, the current manager of the Zindart Manufacturing division. In connection with the sale, the buyer will assume all liabilities of the Zindart Manufacturing division. In exchange therefor, Corgi is expected to, among other things, pay to Zindart Manufacturing Limited (“ZML”) a portion of Corgi’s intercompany obligations owed to ZML with respect to inventory received by Corgi waive certain intercompany obligations owed by ZML to other entities within the Corgi groupand assume or discharge a portion of ZML’s banking obligations and capital leases. The total aggregate amount payable by Corgi in connection with the sale is currently estimated at approximately $4.0 million. The sale of the Zindart Manufacturing division is conditioned upon government approval and other closing conditions. It is expected that the sale will be completed prior to the closing of the merger with Master Replicas.

As previously announced, Corgi has entered into a binding merger agreement with Master Replicas Inc. pursuant to which Master Replicas will become a wholly-owned subsidiary upon completion of the transaction. It is expected that Corgi will issue approximately 22.9 million American Depositary Shares and assume additional options and warrants to purchase 6.5 million American Depositary Shares in the merger. Corgi will be obligated to register the American Depositary Shares issuable in the merger for resale with the Securities and Exchange

Commission within 240 days following completion of the financing. Completion of the merger is subject to Corgi shareholder approval and other closing conditions. It is anticipated that upon closing of the merger, Mr. Michael Cookson, currently the Chief Executive Officer of Master Replicas, will become Chief Executive Officer of the combined company.

It is expected that the Cards acquisition, financing and Master Replicas merger will occur shortly following an extraordinary general meeting of Corgi’s shareholders at which Corgi’s shareholders will be asked to approve the transactions. The company also expects to submit to its shareholders for approval proposals to effect a one-for-six reverse split of the company’s American Depositary Shares and an increase to the company’s equity incentive plan reserve of approximately 8.25 million American Depositary Shares. This meeting and completion of the transactions is currently anticipated to be held the week of December 18. All share and per share amounts contained in this press release are presented on a pre-split basis.

About Corgi International
Corgi International, based in Hong Kong, sells die-cast collectible products under its own brand. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has sales offices worldwide.

This press release does not constitute the offer of any securities for sale. The securities to be issued by Corgi in connection with the financing, Cards acquisition and Master Replicas merger will not be registered under the United States Securities Act of 1933 nor absent such registration or exemption, may such securities be offered or sold.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

For more information about the companies, please visit www.Corgi-International.com, www.MasterReplicas.com and www.CardsInc.com.